Espre Technologies, Inc.



ANNUAL REPORT

1775 Tysons Blvd

Tysons, VA 22102

(703) 395-0257

https://espretech.com/

This Annual Report is dated April 9, 2024.

BUSINESS

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.

We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $87,500.00

Use of proceeds: Capital equipment, subcontractor services, patent fees

Date: May 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note -Paid

Final amount sold: $20,000.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 21, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note - Paid

Final amount sold: $20,000.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 11, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $296,522.64

Number of Securities Sold: 203,001

Use of proceeds: Company Employment; Working Capital; Operations; Marketing.

Date: June 21, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The prior operating history was primarily as a holding company for the intellectual property developed by the owner and his consulting company Terry Consultants, Inc (TCI). As a results, little to no revenue was recorded during those early years with the exception of licensing of IP by TCI as part of its continual development of prototypes for the grant opportunities with the government. Espre uses TCI to produce prototypes to help raise money.

Revenue

Our revenue increased to $175,000 in 2021 and has maintain a slightly higher level in the next two years. In 2022, that licensing revenue was $193,00 and in 2023, $230,600. The increase in licensing fee is due to more prototype exploiting our IP. In addition to the licensing revenue, we have taken on small consulting projects to help with the cash flow. We earned $35,000 in 2022 and $17,110 in 2023. There was a small seed fund raised in 2022 of StartEngine of $35K. These revenue numbers are found in the attached financial report.

Cost of Revenue

The 2022 cost of goods sold totaled $7, 561. However in 2023, our capital expenditures increased significantly $178,236 as part of the ASIC development being funded in-house.

Operating Expenses

Our 2022 and 2023 operational expenses totaled $179,581 and $59,794. Operating expenses decreased as expenses shifted into the COGS for the new ASIC chip. The ASIC chipset was expected to pay heavy dividends in terms of income starting in 2023 after its completion. Although we tape-out the ASIC in July 2023, we haven't received the package chip. We were able to help secure $2.8M to leverage the design for which we will be paid $750,000 over the next two years

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

These Engineering Design Automation software and 3rd party IP are fully integrated in our custom ASIC design. We expect a broad range of potential revenues streams once the chipset has been tested and verified. The engagement level with the chipset increases our standard contract value from $1.25M-$1.5M to $13M-$15M based on the value and volume possible with small form factor solutions and platforms.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $12,066.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nancy Jeanie Louis

Amount Owed: $20,000.00

Interest Rate: 8.0%

Maturity Date: January 11, 2019
Paid: $32,000 to satisfy debt

Creditor: Julian Williams, Jr

Amount Owed: $20,000.00

Interest Rate: 8.0%

Maturity Date: January 21, 2019
Paid: $32,000 to satisfy debt

Creditor: Silicon Catalyst Angels

Amount Owed: $87,500.00

Interest Rate: 6.0%

Maturity Date: May 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, and Chairman

Dates of Service: July, 2018 - Present

Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. Terry owns 100% of all vote shares in the company and 80% of the overall outstanding shares. Dr. Terry spends 30-40 hours per week on Espre related activity. Dr. Terry manages his subcontractor/consultants 20-25 hours per week.

Other business experience in the past three years:

Employer: Terry Consultants, Inc

Title: Owner/CEO

Dates of Service: April, 2004 - Present

Responsibilities: Principal Architect and Inventor. Contract negotiation.

Other business experience in the past three years:

Employer: PlusN

Title: CTO & Co-Founder

Dates of Service: April, 2013 - May, 2020

Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.

Name: Erik Vadersen

Erik Vadersen's current primary role is with BaJa Technology, LLC. Erik Vadersen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO/VP Business Development

Dates of Service: August, 2018 - Present

Responsibilities: Business development and financial and operational during pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.

Other business experience in the past three years:

Employer: BaJa Technology, LLC

Title: Founder / Managing Director

Dates of Service: September, 2014 - Present

Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

Other business experience in the past three years:

Employer: International Rail, Inc.

Title: Managing Director

Dates of Service: June, 2002 - June, 2020

Responsibilities: Managing the day-to-day operations of the company.

David Veney is no longer with the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Terry, PhD

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Terry Consultants, Inc

Names of 20% owners: John Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.

Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

Name of Entity: John D. Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $13,338

Material Terms: During 2020, the Company received a donation in the amount of $13,338 from the related company TCI, which is owned by the company's founder and CEO John Terry.

OUR SECURITIES

The company has authorized Class B Non-Voting Common Stock, Common Stock, Preferred Stock, Note Seed 2020A, SERIES A CONVERTIBLE PROMISSORY NOTE, and SERIES A CONVERTIBLE PROMISSORY NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,351,738 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 5,298,001 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding does not include 1,500,000 shares reserved under the Equity Participation Plan (as noted in Note 5 of our financials).

Common Stock

The amount of security authorized is 25,000,000 with a total of 16,500,000 outstanding.

Voting Rights

Voting rights: One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.

Material Rights

There are no material rights associated with Preferred Stock.

Note Seed 2020A

The security will convert into Common b non-voting common stock and the terms of the Note Seed 2020A are outlined below:

Amount outstanding: $87,500.00

Maturity Date: May 01, 2022

Interest Rate: 6.0%

Discount Rate: 80.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Conversion upon a Qualified Financing

Material Rights

There are no material rights associated with Note Seed 2020A.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 21, 2019

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: None

Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 11, 2019

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: None

Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B non-voting Common Stock in the amount of up to 4,703,476.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational NvisiLink Product lines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Agmas by NvisiLink & other NvisiLink Products. Delays or cost overruns in the development of our Agmas by NvisiLink & other NvisiLink Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2024.

Espre Technologies, Inc.

By   /s/ *John D Terry*

      Name: Terry Consultants Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

10:29 PM
01/29/24
Cash Basis

Espre Technologies, Inc.
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Income		
Consulting Income		17,110.01
Licensing Income		230,600.00
Total Income		247,710.01
Cost of Goods Sold		
Subcontracted Services		140,150.00
Direct Material Cost		38,086.35
Total COGS		178,236.35
Gross Profit		69,473.66
Expense		
Subcontractor Services		16,000.00
Business Development		-450.00
Taxes - Foreigh Corporation		1,904.00
Management Fees		976.44
Advertising and Promotion		4,480.00
Bank Service Charges		352.10
Interest Expense		24,000.00
Professional Fees		
Incubator Goods & Services	12,500.00	
Accounting Services	32.00	
Total Professional Fees		12,532.00
Total Expense		59,794.54
Net Ordinary Income		9,679.12
Other Income/Expense		
Other Income		
Funds from TCI		6,500.00
Total Other Income		6,500.00
Net Other Income		6,500.00
Net Income		**16,179.12**

Espre Technologies, Inc.
Profit & Loss
January 3 through December 31, 2022

	Jan 3 - Dec 31, 22
Ordinary Income/Expense	
Income	
Consulting Income	35,000.00
Licensing Income	193,000.00
Total Income	228,000.00
Cost of Goods Sold	
Cost of Goods Sold	-18,300.00
Subcontracted Services	0.00
Direct Material Cost	25,786.77
USPTO Tradesmark and Patent Fee	75.00
Total COGS	7,561.77
Gross Profit	220,438.23
Expense	
Federal Income Tax	5,040.00
Business Development	14,416.67
Corporate Training & Conference	695.00
Taxes - Foreigh Corporation	3,965.00
Conference and Proceeding	3,277.14
Postage and Delivery	837.92
Labor Cost & Fees for IP Cores	0.00
Management Fees	1,564.11
Advertising and Promotion	
Marketing, Media, & Publishing	10,000.00
Advertising and Promotion - Other	14,126.00
Total Advertising and Promotion	24,126.00
Automobile Expense	64.57
Bank Service Charges	387.40
Computer and Internet Expenses	1,262.61
Amortization Expense	38,964.00
Meals and Entertainment	43.28
Professional Fees	
Incubator Goods & Services	50,000.00
Accounting Services	15,032.00
Legal Fees	7,276.54
Total Professional Fees	72,308.54
Rent Expense	12,036.60
Travel Expense	
Airfare	592.16
Total Travel Expense	592.16
Total Expense	179,581.00
Net Ordinary Income	40,857.23
Other Income/Expense	
Other Income	
Funds from TCI	0.00
Total Other Income	0.00
Net Other Income	0.00
Net Income	**40,857.23**

Espre Technologies, Inc.
Summary Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	21,255.23
Accounts Receivable	66,000.00
Other Current Assets	28,832.94
Total Current Assets	116,088.17
Other Assets	388,815.84
TOTAL ASSETS	**504,904.01**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,520.00
Total Current Liabilities	2,520.00
Long Term Liabilities	127,500.00
Total Liabilities	130,020.00
Equity	374,884.01
TOTAL LIABILITIES & EQUITY	**504,904.01**

Espre Technologies, Inc.
Summary Balance Sheet
As of December 31, 2022

Filters applied on this Report:

Date: Custom

Espre Technologies, Inc.
Summary Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	12,066.04
Accounts Receivable	575,000.00
Other Current Assets	28,832.94
Total Current Assets	615,898.98
Other Assets	311,315.84
TOTAL ASSETS	**927,214.82**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	2,510.00
Total Current Liabilities	2,510.00
Long Term Liabilities	87,500.00
Total Liabilities	90,010.00
Equity	837,204.82
TOTAL LIABILITIES & EQUITY	**927,214.82**

Espre Technologies, Inc.
Summary Balance Sheet
As of December 31, 2023

Filters applied on this Report:

Date: Last Fiscal Year

Espre Technologies, Inc.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	40,857.23
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-64,000.00
Prepaid Expenses	-28,833.33
Accounts Payable	2,520.00
Net cash provided by Operating Activities	-49,456.10
INVESTING ACTIVITIES	
Accumulated Amortization	39,598.00
Development Costs:Product Development Costs	-322,512.50
Development Costs - Pre 2022	-634.00
Net cash provided by Investing Activities	-283,548.50
FINANCING ACTIVITIES	
Capital Stock:Class B Shares	49,889.49
Net cash provided by Financing Activities	49,889.49
Net cash increase for period	-283,115.11
Cash at beginning of period	304,369.95
Cash at end of period	**21,254.84**

Espre Technologies, Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	465,969.11
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-509,000.00
Accounts Payable	-10.00
Net cash provided by Operating Activities	-43,040.89
INVESTING ACTIVITIES	
Development Costs - Pre 2022	77,500.00
Net cash provided by Investing Activities	77,500.00
FINANCING ACTIVITIES	
Convertible Note Investors:Nancy Jean Louis	-20,000.00
Convertible Note Investors:Note to Julian Williams	-20,000.00
Additional Paid In Capital:StartEngine	-2,148.30
Shareholder Distributions	-1,500.00
Net cash provided by Financing Activities	-43,648.30
Net cash increase for period	-9,189.19
Cash at beginning of period	21,254.84
Cash at end of period	**12,065.65**

Shareholder	# Fully-Diluted Shares	% Ownership Post	# Fully-Diluted Shares	% Ownership Pre	$ Investment Amount	$ Share Price	# Shares Issued	# Issued and Outstanding	% Ownership	$ Ownership Value		
John Terry	18,500,000	72.50%	-	0.00%	-	1.293	-	-	0.0%	-		
Dave	750,000	2.94%	-	0.00%	-	1.293	-	-	0.0%	-		
Eric	200,000	0.78%	-	0.00%	-	1.293	-	-	0.0%	-		
Patrick	600,000	2.35%	-	0.00%	-	1.293	-	-	0.0%	-		
Silicon Catalyst	2,550,000	9.99%	-	0.00%	3,600,000	1.293	2,785,236.61	2,785,237	91.8%	3,600,000		
Advisor - Steve Lamont	212,500	0.83%	-	0.00%	-	1.293	-	-	0.0%	-		
Advisor - Cormac Conroy	212,500	0.83%	-	0.00%	-	1.293	-	-	0.0%	-		
Convertible Note	-	0.00%	-	0.00%	-	1.293	-	-	0.0%	-		Notes paid in Cash
Chao-Hwa	450,000	1.8%	-	0.00%	-	1.293	-	-	0.0%	-		
StartEngine Investors	220,501	0.9%	-	0.00%	320,000	1.293	247,576.59	247,577	8.2%	320,000		
	-	0.0%	-	0.00%	-	1.293	-	-	0.0%	-		
Stock Pool	1,475,000	5.78%	-	0.00%	-	1.293	-	-	0.0%	-		
	-		-	0.00%								
Seed Investor	-	0.0%	-	0.00%		1.293	-	-	0.0%	-		
A Investor	-	0.0%		0.00%	-	1.293	-	-	0.0%	-		
Pool Increase	345000	1.35%	0									
Total	25,515,501	100.0%	1		28,548,314.19		3,920,000		3,032,813	3,032,813	100.0%	3,920,000

Total Shares Authorized at Round	28,226,125						
Class B Shares Total	5,195,501				*Seed Round*		
Inception					$ Total Invested	3,920,000	
					$ Premoney Valuation	32,979,533	
					$ Postmoney Valuation	36,899,533	
					$ Share Price	1.29	
					% of Company sold	10.6%	

Espre Technologies CAP Table - updated 9/3/2019 for 10/1/2018 valuation

Incorporation Information:		Prior Incorporation Information:	
Date	7/19/2018	Date	7/5/2006
State	Delaware	State	Texas
Common Shares Issued	25,000,000		1,000,000
Class B Non-Voting Common	10,000,000		
Blank Check Preferred Stock	15,000,000		
Total # of all classes of Stock	50,000,000		
All Equity Value at inception	0.0001		0.0001

Premoney Adjustment


John Terry

I, _John Terry, PhD, the Chief Executive Officer (CEO) of Espre Technologies, Inc., hereby certify that the financial statements of _Espre Technologies, Inc and notes thereto for the periods ending _2022 and _2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, Espre Technologies, Inc. has not yet filed its federal tax.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _February 19, 2024. .

_John Terry_____ (Signature)

CEO_____ (Title)

2/19/24_____ (Date)

CERTIFICATION

I, John D Terry, Principal Executive Officer of Espre Technologies, Inc., hereby certify that the financial statements of Espre Technologies, Inc. included in this Report are true and complete in all material respects.

John D Terry

CEO